Core Marcellus Consolidation 2016

As of October 2016	
# of net acres	~143,000 acres
Undeveloped net acres	~136,000 net acres
Value ($B)	~1.16
Value allocated to undeveloped	~80%
Undeveloped	~$6,850 per acre



Washington
Westmoreland
Brooke
Ohio
Belmont
Marshall
Greene
Fayette
Somerset
Wetzel
Monongalia
Marion
Tyler
Preston
Garrett
Taylor
Doddridge
Harrison
Barbour
Lewis
Upshur
Gilmer
MarkWest Mobley
OVC
MVP
Trans Energy Acquisition
Statoil Acquisition
Third-Party Acquisition
EQT Acreage

Since 2013, EQT has acquired 230,000 net acres

Pro forma for Trans Energy / Republic Energy and Third-party acquisitions; acquisitions expected to close Q4 2016

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59,600 Marcellus net acres 347 new Marcellus locations of 5,200’ average Deep Utica rights on 39,300 acres Upper Devonian rights on 17,000 acres Existing Production 35 producing Marcellus wells 44 MMcfe/d* estimated current production Synergies Extends 190 existing locations from 2,750 to 6,000’ Improves returns from 8% to 41% at $2.50 realized price Acreage Acquisitions – October, 2016 Trans Energy / Republic Energy and Third-Party *As of 09/30/2016

Acreage Acquisition Summary Trans Energy / Republic Energy and a Third-Party Acquisition Metrics Net Marcellus acres 59,600 Net Utica acres 39,300 Working interest 100% Net revenue interest 85% Held by Production or Term 2018+ 91% Current production* 44 MMcfe/d Estimated reserves** ~1.5 Bcfe Estimated developed reserves** 186 Bcfe Resource potential 9.5 Tcfe *Estimated as of 09/30/2016 **See slide 2 for information regarding these estimates

This presentation and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Trans Energy’s common stock. EQT Corporation, and its wholly-owned subsidiary, WV Merger Sub, Inc. (Merger Sub), have filed with the U.S. Securities and Exchange Commission (SEC) a Tender Offer Statement on Schedule TO containing an offer to purchase (Offer to Purchase), a form of letter of transmittal (Letter of Transmittal) and other related documents and, thereafter, Trans Energy will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D9 with respect to the tender offer. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND TRANS ENERGY SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY. Shareholders of Trans Energy may to obtain a free copy of these documents and other documents filed by Trans Energy, EQT or Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Trans Energy may obtain a free copy of these documents by visiting the “Investors” section of Trans Energy’s website at http://www.transenergyinc.com/investors, or shareholders may obtain a free copy of these documents from the information agent named in the Offer to Purchase. The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Trans Energy’s common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub or EQT.